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                            February 15, 2023

       Xianfeng Yang
       Chief Executive Officer
       BIT Mining Ltd
       Units 813 &815, Level 8, Core F, Cyberport 3
       100 Cyberport Road
       Hong Kong

                                                        Re: BIT Mining Ltd
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2021
                                                            Filed April 7, 2022
                                                            File No. 001-36206

       Dear Xianfeng Yang:

              We have reviewed your December 30, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       November 15, 2022 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2021

       Item 8. Financial Information
       Note 2. Summary of Significant Accounting Policies, page F-15

   1. We note your response to prior comment 4. Please tell the consideration given to acquire the USDT that is used
to pay certain expenses and acquire certain intangible assets. To the extent you purchase
USDT in exchange for cryptocurrency assets held, tell us how you consider any difference
between the fair value of the cryptocurrency used to purchase the
                                                        USDT and its carrying
value at the time of purchase in determining whether a gain or loss should be recognized.
In this regard, clarify whether the gain on disposal of
                                                        cryptocurrencies in
fiscal 2021 relates to the purchase of USDT to pay expenses and acquire assets.
 Xianfeng Yang
BIT Mining Ltd
February 15, 2023
Page 2
Cryptocurrency Assets, page F-18

2. Your response to prior comment 5 continues to make conflicting representations. In this regard, you state that in determining if an impairment has occurred under ASC 350, you
      consider the    lowest quoted price of one unit of cryptocurrency asset
since acquiring the
      cryptocurrency asset    but you also state that in practice you measure
fair value of your
      cryptocurrency assets using the quoted price at 0:00 UTC. Please confirm that you recognize impairment whenever carrying value exceeds fair value. Also clarify whether you use the lowest fair value during the reporting period to measure such impairment. If you use a different fair value, such as the fair value at 0:00 UTC, please correct your policy to comply with ASC 350-30-35-19 and tell us whether such correction was material to any historical period presented.
Revenue Recognition
Mining Pool Services, page F-24

3. You state in your response to prior comment 9 and in your proposed revised disclosures in prior comment 11 that revenue is measured at the fair value of rewards using the quoted price of the related cryptocurrency at contract inception. However, you also state that in practice you use the price of cryptocurrency at 0:00 UTC each day to measure such fair value, which does not comply with ASC 606-10-32-21. Please correct your policy to comply with GAAP and ensure that your disclosures appropriately convey at what point you measure the fair value of the noncash consideration.
4. In your proposed disclosure revisions under prior comment 11 you state that "revenue is recognized at the point when the block validation is successfully completed and the Group has received the rewards." Please clarify whether you receive the rewards at the time the block is validated and revise your disclosures accordingly.
       You may contact Megan Akst, Senior Staff Accountant at 202-551-3407 or Kathleen
Collins, Accounting Branch Chief at 202-551-3499 if you have questions.



                                                          Sincerely,
FirstName LastNameXianfeng Yang
                                                          Division of
Corporation Finance
Comapany NameBIT Mining Ltd
                                                          Office of Technology
February 15, 2023 Page 2
cc:       Yi Gao
FirstName LastName